**Mail Stop 4561**
**Via Fax (571) 382-1002**

April 2, 2010

Ronald W. Johnston
Chief Financial Officer
Tier Technologies, Inc.
10780 Parkridge Blvd., Suite 400
Reston, VA  20191

> **Re:** **Tier Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed on November 10, 2009**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2009**
> **Filed on January 28, 2010**
> **File No. 001-33475**

Dear Mr. Johnston:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief